Mail Stop 4561

July 28, 2005

David R. Brown
Chief Financial Officer
National Mercantile Bancorp
1880 Century Park East
Los Angeles, California 90067

RE:	National Mercantile Bancorp
Form 8-K
Filed June 22, 2005
File No. 1-13015

Dear Mr. Brown,

	We have reviewed the above referenced filing for compliance with the requirements of Form 8-K and have the following comment:

* Please amend your report to specifically include the interim period subsequent to your fiscal year end through the date of your independent auditors` resignation in your "no disagreements" disclosure in the second paragraph. Refer to Item 304(a)(1) of Regulation S-B.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	Please file an amendment via EDGAR in response to this comment within five business days or contact us immediately if you require additional time. Such amendment should be filed under cover of Form
8-KA and should include the Item 4.01 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-KA and filed as Exhibit 16.

Please contact me at (202) 551-3437 if you have any questions.


Sincerely,


Michael C. Volley
Staff Accountant

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David R. Brown
National Mercantile Bancorp
July 28, 2005
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